Exhibit 18

Calculation of Filing Fee Tables

Form N-14

(Form Type)

Kayne Anderson Energy Infrastructure Fund, Inc.

(Exact name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

Security Type	Security Class Title	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Unit (1)	Maximum Aggregate Offering Price(1)	Fee Rate	Amount of Registration Fee
Equity	Common Stock, par value $0.001 per share	Other(1)	1,000,000(1)	$9.75	$9,750,000	0.0000927	$903.83
Total Offering Amounts					$9,750,000	—	$903.83
Total Fee Offsets					—	—	—
Net Fee Due					—	—	$903.83

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(d) of the Securities Act. The proposed maximum offering price per share and the proposed maximum aggregate offering price with respect to the shares are calculated based on $9.75 per share, the net asset value per share as of February 18, 2022.